Exhibit 99.1

RELEVANT FACT

GERDAU S.A., in compliance with Regulation CVM no 358 of January 3, 2002, announces that its Board of Directors in an extraordinary meeting held on May 8, 2006, has decided to revoke and render ineffective the authorization for the payment of royalties for the use of the brand name Gerdau, granted on April 11, 2006, to the subsidiaries Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Acos Especiais S.A. and Gerdau Comercial de Aços S.A., through an agreement related to the usage of the aforementioned brand name, held by Grupo Gerdau Empreendimentos LTDA., and establishing a fee of 0.6% of the net revenue of the companies listed above.

The decision of the Board of Directors of Gerdau S.A. confirmed the procedure that approved the decision revoked as it is a matter of competence of the Board of Directors.

The fee being revoked refers to the family name of the controlling group which was licensed in 1996 to the then Companhia Siderúrgica da Guanabara – COSIGUA, which later adopted the name and became Gerdau S.A.

There is no doubt as to the contribution of the Gerdau name and the full dedication of the family to the strengthening of the corporate image and the Gerdau brand. The detailed valuation of the Brand’s value as presented by a world renowned consulting firm, has confirmed the importance of the name to the business of the company.

The extraordinary meeting of the Board of Directors and the deliberation mentioned above was called due to:

a) The market’s interpretation of the decision to pay royalties; and,

b) The Company’s growth strategy and participation in the consolidation of the steel business, nationally and internationally, in which the market capitalization is essential.

The Board of Directors in response to the recommendations of market agents strongly reaffirms its belief that the Company depends on the capital markets as one of its main sources for growth. It also confirms its policy to add value to its shares and that of its subsidiaries with the present decision.

Gerdau S.A. also announces the decision by the controlling family that the Company Grupo Gerdau Empreendimentos LTDA. will transfer, free of charge, the property of the brand name to Gerdau S.A.

Rio de Janeiro, May 8, 2006

Osvaldo B. Schirmer

Executive Vice-President

Director of Investor Relations